Exhibit 99.1

KE Holdings Inc. Announces Fourth Quarter and Fiscal Year 2023 Unaudited

Financial Results and a Final Cash Dividend

BEIJING, China, March 14, 2024 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023 and a final cash dividend.

Business and Financial Highlights for the Fourth Quarter and Fiscal Year 2023

•	Gross transaction value (GTV)[1] in 2023 was RMB3,142.9 billion (US$442.7 billion), an increase of 20.4% year-over-year. GTV of existing home transactions was RMB2,028.0 billion (US$285.6 billion), an increase of 28.6% year-over-year. GTV of new home transactions was RMB1,003.0 billion (US$141.3 billion), an increase of 6.7% year-over-year. GTV of home renovation and furnishing was RMB13.3 billion (US$1.9 billion), an increase of 145.8% year-over-year. GTV of emerging and other services was RMB98.6 billion (US$13.9 billion), an increase of 12.9% year-over-year.

In the fourth quarter of 2023, GTV was RMB735.6 billion (US$103.6 billion), an increase of 13.7% year-over-year. GTV of existing home transactions was RMB468.1 billion (US$65.9 billion), an increase of 30.1% year-over-year. GTV of new home transactions was RMB238.0 billion (US$33.5 billion), a decrease of 9.7% year-over-year. GTV of home renovation and furnishing was RMB3.9 billion (US$0.6 billion), an increase of 99.7% year-over-year. GTV of emerging and other services was RMB25.6 billion (US$3.6 billion), an increase of 18.0% year-over-year.

•	Net revenues in 2023 were RMB77.8 billion (US$11.0 billion), an increase of 28.2% year-over-year.

In the fourth quarter of 2023, net revenues were RMB20.2 billion (US$2.8 billion), an increase of 20.6% year-over-year.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

•	Net income in 2023 was RMB5,890 million (US$830 million), compared to net loss of RMB1,397 million in 2022. Adjusted net income[2] in 2023 was RMB9,798 million (US$1,380 million), an increase of 244.7% year-over-year.

In the fourth quarter of 2023, net income was RMB670 million (US$94 million), an increase of 80.2% year-over-year. Adjusted net income was RMB1,714 million (US$241 million), an increase of 10.8% year-over-year.

•	Number of stores was 43,817 as of December 31, 2023, an 8.1% increase from one year ago. Number of active stores[3] was 42,021 as of December 31, 2023, a 12.2% increase from one year ago.

•	Number of agents was 427,656 as of December 31, 2023, an 8.5% increase from one year ago. Number of active agents[4] was 397,135 as of December 31, 2023, a 13.6% increase from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 43.2 million in the fourth quarter of 2023, compared to 36.6 million in the same period of 2022.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “Over the past few years, we have directly encountered various challenges, proactively made a series of adjustments in business operations, and strategically embraced the broader housing services market to build a tech-driven one-stop residential services platform. These efforts led us to achieve significantly better-than-market housing transaction services performance in 2023, while our home renovation and furnishing business, as well as Beike rental business both achieving scale breakthroughs and significant advancements in industry understanding. The Company's profitability and risk resilience have also improved to better than ever. Looking forward, we are filled with hope. In 2024, we aim for steady progress, focusing on quality and efficiency, and seek innovative solutions, including digitalization and technology advancements, to solve new problems posed by the external environment.”

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 37,446 as of December 31, 2022.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 349,681 as of December 31, 2022.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

“Looking 20 years ahead, strategies that were effective in the past may no longer work, and new ones may take their place. One of our major tasks in 2024 is to think about and address these long-term issues. We now have a solid foundation- we have the space to make our mark in the vast residential sector, our team has the trust and unity formed through battles fought together, we increasingly resemble an invincible team. In 2024, we will undoubtedly see new possibilities, and all challenges will only lead us to better outcomes,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “In 2023, the Chinese real estate market deepened its transformation, with the existing and new home market showing differentiated performance. Facing an evolving environment, our performance in 2023 demonstrated remarkable resilience. Our series of measures to reduce costs, enhance efficiency, and mitigate risks have brought us significant operating leverage.

The business of housing transaction services grew steadily, while our home renovation and furnishing and emerging services achieved breakthroughs in scale. Our profitability has significantly improved. Our full-year net revenues reached RMB77.8 billion, up 28.2% year-over-year. Both our annual existing and new home transaction services’ contribution margins set new historic highs, bringing our full-year net income to around RMB5.9 billion. Our earnings quality improved meaningfully as well, and we realized a net operating cash inflow of RMB11.2 billion in 2023, 1.1 times of our adjusted net income for the year.

We also placed great emphasis on shareholders’ returns. We established a share repurchase program, and in 2023, we have repurchased shares with a total consideration of around US$719 million under the program. All shares repurchased in 2023 have been canceled. By distributing a special cash dividend of approximately US$0.2 billion during the third quarter, we are here to declare a final cash dividend, with an aggregate amount of approximately US$0.4 billion, aiming to share the value we create with our shareholders.

We believe that our excellent financial management capabilities will safeguard the healthy growth of our Company, helping us navigate through cyclical fluctuations and achieve more organic and efficient growth.”

Fourth Quarter 2023 Financial Results

Net Revenues

Net revenues increased by 20.6% to RMB20.2 billion (US$2.8 billion) in the fourth quarter of 2023 from RMB16.7 billion in the same period of 2022. The increase was primarily attributable to the increase of net revenues from home renovation and furnishing, rental property management services and existing home transaction services, partially offset by the decrease of net revenues from new home transaction services. Total GTV increased by 13.7% to RMB735.6 billion (US$103.6 billion) in the fourth quarter of 2023 from RMB647.0 billion in the same period of 2022, primarily attributable to a) the low base effect on existing home transaction market in the fourth quarter of 2022, b) the recovery of existing home transaction market due to supportive polices, and a more active existing home market performance especially in second and lower tier cities, and c) our proactive and strategic expansion that helped us deepen our market penetration and enhance our sales-through, partially offset by the soft market sentiment in new home transactions.

•	Net revenues from existing home transaction services increased by 14.6% to RMB6.0 billion (US$0.9 billion) in the fourth quarter of 2023 from RMB5.3 billion in the same period of 2022, primarily attributable to the increase of the GTV of existing home transactions of 30.1% to RMB468.1 billion (US$65.9 billion) in the fourth quarter of 2023 from RMB359.9 billion in the same period of 2022. The higher growth of the GTV of existing home transaction services compared to that of net revenues was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue increased by 9.9% to RMB4.9 billion (US$0.7 billion) in the fourth quarter of 2023 from RMB4.4 billion in the same period of 2022, primarily due to an increase in GTV of existing home transactions served by Lianjia stores of 16.6% to RMB188.1 billion (US$26.5 billion) in the fourth quarter of 2023 from RMB161.4 billion in the same period of 2022; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 38.4% to RMB1.2 billion (US$0.2 billion) in the fourth quarter of 2023 from RMB0.9 billion in the same period of 2022, mainly due to an increase of GTV of existing home transactions served by connected agents on the Company’s platform of 41.1% to RMB280.0 billion (US$39.4 billion) in the fourth quarter of 2023 from RMB198.5 billion in the same period of 2022.

•	Net revenues from new home transaction services decreased by 8.5% to RMB7.6 billion (US$1.1 billion) in the fourth quarter of 2023 from RMB8.3 billion in the same period of 2022, primarily due to the decrease of GTV of new home transactions of 9.7% to RMB238.0 billion (US$33.5 billion) in the fourth quarter of 2023 from RMB263.5 billion in the same period of 2022. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 10.6% to RMB189.7 billion (US$26.7 billion) in the fourth quarter of 2023 from RMB212.3 billion in the same period of 2022, and the GTV of new home transactions served by Lianjia brand decreased by 5.8% to RMB48.3 billion (US$6.8 billion) in the fourth quarter of 2023 from RMB51.3 billion in the same period of 2022.

•	Net revenues from home renovation and furnishing increased by 73.9% to RMB3.6 billion (US$0.5 billion) in the fourth quarter of 2023 from RMB2.1 billion in the same period of 2022, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales (in categories such as customized furniture, soft furnishings, and electrical appliances), and c) enhanced delivery capabilities.

•	Net revenues from emerging and other services increased by 169.3% to RMB2.9 billion (US$0.4 billion) in the fourth quarter of 2023 from RMB1.1 billion in the same period of 2022, primarily attributable to the increase of net revenues from rental property management services driven by the increase of the number of rental units under the Carefree Rent model.

Cost of Revenues

Total cost of revenues was to RMB15.1 billion (US$2.1 billion) in the fourth quarter of 2023, compared to RMB12.7 billion in the same period of 2022.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels and property leasing costs of rental property management services was RMB6.9 billion (US$1.0 billion) in the fourth quarter of 2023, compared to RMB6.0 billion in the same period of 2022, primarily due to the increase in property leasing costs of rental property management services in the fourth quarter of 2023 compared with the same period of 2022, partially offset by the decrease in the GTV of new home transactions completed through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation was RMB4.2 billion (US$0.6 billion) in the fourth quarter of 2023, relatively flat compared with RMB4.2 billion in the same period of 2022, primarily due to an increase in the GTV of existing home transactions completed through Lianjia agents, offset by the decreased GTV of new home transactions completed through Lianjia agents and dedicated sales team with the expertise on new home transaction services.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 79.1% to RMB2.6 billion (US$0.4 billion) in the fourth quarter of 2023 from RMB1.5 billion in the same period of 2022, which was primarily attributable to the growth of net revenues from home renovation and furnishing.

•	Cost related to stores. The Company’s cost related to stores decreased by 4.9% to RMB0.7 billion (US$0.1 billion) in the fourth quarter of 2023, compared to RMB0.8 billion in the same period of 2022, mainly due to a slightly higher base in the fourth quarter of 2022 as a result of additional costs incurred from closing certain Lianjia stores during the market downturn.

•	Other costs. The Company’s other costs increased to RMB548 million (US$77 million) in the fourth quarter of 2023 from RMB160 million in the same period of 2022, mainly due to the increased human resources related costs, maintenance costs of rental property management services, share-based compensation expenses and tax and surcharges in line with the increased net revenues.

Gross Profit

Gross profit increased by 25.7% to RMB5.1 billion (US$0.7 billion) in the fourth quarter of 2023 from RMB4.1 billion in the same period of 2022. Gross margin was 25.5% in the fourth quarter of 2023, compared to 24.4% in the same period of 2022. The increase in gross margin was primarily due to a) a higher contribution margin for existing home transaction services led by the increased net revenues from existing home transaction services and the decreased fixed compensation costs for Lianjia agents and b) lower costs related to stores as a percentage of net revenues, partially offset by higher other costs as a percentage of net revenues in the fourth quarter of 2023 compared to the same period of 2022.

Income (Loss) from Operations

Total operating expenses increased by 43.5% to RMB5.3 billion (US$0.7 billion) in the fourth quarter of 2023 from RMB3.7 billion in the same period of 2022.

•	General and administrative expenses increased by 47.7% to RMB2,648 million (US$373 million) in the fourth quarter of 2023 from RMB1,792 million in the same period of 2022, mainly due to the increase of provision for credit loss and the increase in personnel costs compared to the same period of 2022.

•	Sales and marketing expenses increased by 56.1% to RMB2,080 million (US$293 million) in the fourth quarter of 2023 from RMB1,333 million in the same period of 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business in line with the growth of net revenues from home renovation and furnishing, and the increased expenses of the brand advertising and promotional marketing activities for home transaction services.

•	Research and development expenses increased by 4.9% to RMB534 million (US$75 million) in the fourth quarter of 2023 from RMB509 million in the same period of 2022, mainly due to the increase in personnel costs in the fourth quarter of 2023 compared to the same period of 2022.

Loss from operations was RMB173 million (US$24 million) in the fourth quarter of 2023, compared to income from operations of RMB387 million in the same period of 2022. Operating margin was negative 0.9% in the fourth quarter of 2023, compared to 2.3% in the same period of 2022, primarily due to a) additional provision for credit loss of new home transaction services for a single developer, b) additional performance based incentives, and c) the increased contribution of net revenues from home renovation and furnishing and rental property management services, which was still in the ramp-up period with a relatively lower operating margin than that of home transaction services in the fourth quarter of 2023, compared to the same period of 2022.

Adjusted income from operations6 was RMB856 million (US$121 million) in the fourth quarter of 2023, compared to RMB1,339 million in the same period of 2022. Adjusted operating margin7 was 4.2% in the fourth quarter of 2023, compared to 8.0% in the same period of 2022. Adjusted EBITDA8 was RMB1,700 million (US$239 million) in the fourth quarter of 2023, compared to RMB2,164 million in the same period of 2022.

Net Income (Loss)

Net income was RMB670 million (US$94 million) in the fourth quarter of 2023, compared to RMB372 million in the same period of 2022.

Adjusted net income was RMB1,714 million (US$241 million) in the fourth quarter of 2023, compared to RMB1,547 million in the same period of 2022.

Net Income (Loss) attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB670 million (US$94 million) in the fourth quarter of 2023, compared to RMB377 million in the same period of 2022.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,713 million (US$241 million) in the fourth quarter of 2023, compared to RMB1,552 million in the same period of 2022.

Net Income (Loss) per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB0.58 (US$0.08) and RMB0.56 (US$0.08) in the fourth quarter of 2023, respectively, compared to RMB0.32 and RMB0.31 in the same period of 2022, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.49 (US$0.21) and RMB1.44 (US$0.20) in the fourth quarter of 2023, respectively, compared to RMB1.31 and RMB1.29 in the same period of 2022, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of December 31, 2023, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB60.1 billion (US$8.5 billion).

Fiscal Year 2023 Financial Results

Net Revenues

Net revenues increased by 28.2% to RMB77.8 billion (US$11.0 billion) in 2023 from RMB60.7 billion in 2022. The increase was primarily attributable to an increase of total GTV of 20.4% to RMB3,142.9 billion (US$442.7 billion) in 2023 from RMB2,609.6 billion in 2022 driven by the recovery of existing home transaction market due to supportive polices and the release of pent-up demand especially in the first half of 2023, a more active existing home market performance especially in second and lower tier cities, and our proactive and strategic expansion that helped us deepen our market penetration and enhance our sales-through, as well as the expansion of the Company’s home renovation and furnishing business and rental property management services business.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

•	Net revenues from existing home transaction services increased by 15.9% to RMB28.0 billion (US$3.9 billion) in 2023 from RMB24.1 billion in 2022, primarily attributable to the increase of the GTV of existing home transactions of 28.6% to RMB2,028.0 billion (US$285.6 billion) in 2023 from RMB1,576.5 billion in 2022. The higher growth of GTV of existing home transaction services compared to that of net revenues was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue increased by 10.8% to RMB22.9 billion (US$3.2 billion) in 2023 from RMB20.6 billion in 2022, primarily due to an increase in GTV of existing home transactions served by Lianjia stores of 13.6% to RMB847.6 billion (US$119.4 billion) in 2023 from RMB746.4 billion in 2022; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 45.8% to RMB5.1 billion (US$0.7 billion) in 2023 from RMB3.5 billion in 2022, mainly due to a 42.2% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB1,180.4 billion (US$166.2 billion) in 2023 from RMB830.1 billion in 2022.

•	Net revenues from new home transaction services increased by 6.7% to RMB30.6 billion (US$4.3 billion) in 2023 from RMB28.7 billion in 2022, primarily due to the increase of GTV of new home transactions of 6.7% to RMB1,003.0 billion (US$141.3 billion) in 2023 from RMB940.5 billion in 2022. Among that, the GTV of new home transactions served by Lianjia brand increased by 13.7% to RMB193.2 billion (US$27.2 billion) in 2023 from RMB170.0 billion in 2022, while the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 5.1% to RMB809.9 billion (US$114.1 billion) in 2023 from RMB770.5 billion in 2022.

•	Net revenues from home renovation and furnishing increased by 115.0% to RMB10.9 billion (US$1.5 billion) in 2023 from RMB5.0 billion in 2022, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales, and c) enhanced delivery capabilities.

•	Net revenues from emerging and other services increased by 194.8% to RMB8.4 billion (US$1.2 billion) in 2023 from RMB2.8 billion in 2022, primarily attributable to the increase of net revenues from rental property management services driven by the increase of the number of rental units under the Carefree Rent model.

Cost of Revenues

Total cost of revenues was to RMB56.1 billion (US$7.9 billion) in 2023, compared to RMB46.9 billion in 2022.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels and property leasing costs of rental property management services was RMB25.7 billion (US$3.6 billion) in 2023, compared to RMB20.5 billion in 2022, primarily due to the increase in GTV of new home transactions completed through connected agents and other sales channels in 2023 compared with 2022 and the increase in property leasing costs of rental property management services.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation was RMB17.9 billion (US$2.5 billion) in 2023, relatively flat compared with RMB17.9 billion in 2022, primarily attributable to an increased variable commission costs driven by the increased GTV of existing home transactions and new home transactions completed through Lianjia agents, offset by the decreased fixed compensation costs.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 116.3% to RMB7.7 billion (US$1.1 billion) in 2023 from RMB3.6 billion in 2022, which was primarily attributable to the growth of net revenues from home renovation and furnishing with a relatively flat contribution margin in 2023 compared to 2022.

•	Cost related to stores. The Company’s cost related to stores decreased by 14.2% to RMB2.9 billion (US$0.4 billion) in 2023, compared to RMB3.3 billion in 2022, mainly due to the decrease in the number of Lianjia stores in 2023 compared to 2022.

•	Other costs. The Company’s other costs increased to RMB1.9 billion (US$0.3 billion) in 2023 from RMB1.6 billion in 2022, mainly due to the increase of tax and surcharge in line with the increased net revenues and an increase of share-based compensation expenses.

Gross Profit

Gross profit increased by 57.6% to RMB21.7 billion (US$3.1 billion) in 2023 from RMB13.8 billion in 2022. Gross margin was 27.9% in 2023, compared to 22.7% in 2022. The increase in gross margin was primarily due to: a) a higher contribution margin for existing home transaction services led by the increased net revenues from existing home transaction services and the decreased fixed compensation costs for Lianjia agents, b) a higher contribution margin for new home transaction services as a result of an increased net revenues from new home transaction services and a decreased fixed compensation costs, c) a larger contribution from revenue streams with relatively higher gross margins including existing home transaction services and home renovation and furnishing business, and d) relatively lower costs related to stores and other costs as a percentage of net revenues in 2023 compared to 2022.

Income (Loss) from Operations

Total operating expenses increased by 15.8% to RMB16.9 billion (US$2.4 billion) in 2023 from RMB14.6 billion in 2022.

•	General and administrative expenses increased by 12.1% to RMB8.2 billion (US$1.2 billion) in 2023 from RMB7.3 billion in 2022, mainly due to the increase of provision for credit loss and share-based compensation, which was partially offset by the decrease in personnel costs compared to 2022.

•	Sales and marketing expenses increased by 45.5% to RMB6.7 billion (US$0.9 billion) in 2023 from RMB4.6 billion in 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing in line with the growth of net revenues from home renovation and furnishing.

•	Research and development expenses decreased by 23.9% to RMB1.9 billion (US$0.3 billion) in 2023 from RMB2.5 billion in 2022, mainly due to the decrease in personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in 2023 compared to 2022.

Income from operations was RMB4,797 million (US$676 million) in 2023, compared to loss from operations of RMB833 million in 2022. Operating margin was 6.2% in 2023, compared to negative 1.4% in 2022, primarily due to the increased gross margin and improved operating leverage in 2023, compared to 2022.

Adjusted income from operations12 was RMB8.7 billion (US$1.2 billion) in 2023, compared to RMB2.3 billion in 2022. Adjusted operating margin13 was 11.2% in 2023, compared to 3.8% in 2022. Adjusted EBITDA14 was RMB11.3 billion (US$1.6 billion) in 2023, compared to RMB4.7 billion in 2022.

Net Income (Loss)

Net income was RMB5,890 million (US$830 million) in 2023, compared to net loss of RMB1,397 million in 2022.

12 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

13 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

14 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Adjusted net income was RMB9,798 million (US$1,380 million) in 2023, compared to RMB2,843 million in 2022.

Net Income (Loss) attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB5,883 million (US$829 million) in 2023, compared to net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB1,386 million in 2022.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders15 was RMB9,792 million (US$1,379 million) in 2023, compared to RMB2,854 million in 2022.

Net Income (Loss) per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders16 were RMB5.01 (US$0.71) and RMB4.89 (US$0.69) in 2023, respectively, compared to RMB1.17 for both basic and diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders in 2022.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders17 were RMB8.34 (US$1.17) and RMB8.13 (US$1.15) in 2023, respectively, compared to RMB2.40 and RMB2.38 in 2022, respectively.

15 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

16 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

17 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, under which the Company may purchase up to US$2 billion of its Class A ordinary shares and/or ADSs until August 31, 2024, subject to obtaining another general unconditional mandate for the repurchase from the shareholders of the Company at the next annual general meeting to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 15, 2023. As of December 31, 2023, the Company in aggregate has purchased approximately 60.9 million ADSs (representing approximately 182.8 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$909.9 million under this share repurchase program since its launch.

Final Cash Dividend

The Company is pleased to announce that its board of directors (the “Board”) has approved a final cash dividend (the “Dividend”) of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.4 billion, which will be funded by cash surplus on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 5, 2024 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around April 19, 2024 for holders of ordinary shares, and on or around April 24, 2024 for holders of ADSs.

Under the Company’s current dividend policy, the Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. If we decide to pay dividends, the form, frequency and amount will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Thursday, March 14, 2024 (8:00 P.M. Beijing/Hong Kong Time on Thursday, March 14, 2024) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10036304-4ra620.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10036306-asxvd3.html

A replay of the conference call will be accessible through March 21, 2024, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10036304
Replay PIN (Chinese simultaneous interpretation line):	10036306

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 22 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,413,202	19,634,716	2,765,492
Restricted cash	6,181,057	6,222,745	876,455
Short-term investments	35,485,908	34,257,958	4,825,132
Short-term financing receivables, net of allowance for credit losses of RMB139,427 and RMB122,482 as of December 31, 2022 and 2023, respectively	667,224	1,347,759	189,828
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,088,478 and RMB1,681,127 as of December 31, 2022 and 2023, respectively	4,163,022	3,176,169	447,354
Amounts due from and prepayments to related parties	405,956	419,270	59,053
Loan receivables from related parties	50,463	28,030	3,948
Prepayments, receivables and other assets	4,057,843	4,666,976	657,331
Total current assets	70,424,675	69,753,623	9,824,593
Non-current assets
Property, plant and equipment, net	2,036,553	1,965,098	276,778
Right-of-use assets	11,284,070	17,617,915	2,481,431
Long-term investments, net	17,925,653	23,570,988	3,319,904
Intangible assets, net	1,686,976	1,067,459	150,348
Goodwill	4,934,235	4,856,807	684,067
Long-term loan receivables from related parties	22,934	27,000	3,803
Other non-current assets	1,032,251	1,473,041	207,474
Total non-current assets	38,922,672	50,578,308	7,123,805
TOTAL ASSETS	109,347,347	120,331,931	16,948,398

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	5,843,321	6,328,516	891,353
Amounts due to related parties	425,685	430,350	60,614
Employee compensation and welfare payable	9,365,512	8,145,779	1,147,309
Customer deposits payable	4,194,828	3,900,564	549,383
Income taxes payable	542,290	698,568	98,391
Short-term borrowings	619,000	290,450	40,909
Lease liabilities current portion	4,972,345	9,368,607	1,319,541
Contract liabilities	3,260,269	4,665,201	657,080
Accrued expenses and other current liabilities	4,118,068	5,695,948	802,257
Total current liabilities	33,341,318	39,523,983	5,566,837
Non-current liabilities
Deferred tax liabilities	351,186	279,341	39,344
Lease liabilities non-current portion	6,599,930	8,327,113	1,172,849
Other non-current liabilities	475	389	55
Total non-current liabilities	6,951,591	8,606,843	1,212,248
TOTAL LIABILITIES	40,292,909	48,130,826	6,779,085

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,601,547,279 Class A ordinary shares issued and 3,561,632,933 Class A ordinary shares outstanding(1) as of December 31, 2022; 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; and 156,426,896 and 151,354,549 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)	487	475	67
Treasury shares	(225,329)	(866,198)	(122,001)
Additional paid-in capital	80,302,956	77,583,054	10,927,345
Statutory reserves	660,817	811,107	114,242
Accumulated other comprehensive income (loss)	(412,721)	244,302	34,409
Accumulated deficit	(11,405,850)	(5,672,916)	(799,014)
Total KE Holdings Inc. shareholders' equity	68,920,360	72,099,824	10,155,048
Non-controlling interests	134,078	101,281	14,265
TOTAL SHAREHOLDERS' EQUITY	69,054,438	72,201,105	10,169,313
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	109,347,347	120,331,931	16,948,398

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	5,280,757	6,049,963	852,119	24,123,703	27,954,135	3,937,258
New home transaction services	8,281,269	7,574,098	1,066,789	28,650,374	30,575,778	4,306,508
Home renovation and furnishing	2,093,811	3,640,928	512,814	5,046,627	10,850,497	1,528,261
Emerging and other services	1,091,303	2,939,237	413,983	2,848,075	8,396,522	1,182,625
Total net revenues	16,747,140	20,204,226	2,845,705	60,668,779	77,776,932	10,954,652
Cost of revenues
Commission-split	(6,030,785)	(6,948,815)	(978,720)	(20,499,632)	(25,713,752)	(3,621,706)
Commission and compensation-internal	(4,231,943)	(4,208,362)	(592,735)	(17,853,694)	(17,884,796)	(2,519,021)
Cost of home renovation and furnishing	(1,467,237)	(2,628,015)	(370,148)	(3,562,068)	(7,705,325)	(1,085,272)
Cost related to stores	(764,650)	(727,054)	(102,403)	(3,346,436)	(2,872,093)	(404,526)
Others	(159,567)	(547,934)	(77,174)	(1,626,202)	(1,882,952)	(265,208)
Total cost of revenues(1)	(12,654,182)	(15,060,180)	(2,121,180)	(46,888,032)	(56,058,918)	(7,895,733)
Gross profit	4,092,958	5,144,046	724,525	13,780,747	21,718,014	3,058,919
Operating expenses
Sales and marketing expenses(1)	(1,332,765)	(2,080,363)	(293,013)	(4,573,382)	(6,654,178)	(937,221)
General and administrative expenses(1)	(1,792,326)	(2,647,739)	(372,926)	(7,346,665)	(8,236,569)	(1,160,096)
Research and development expenses(1)	(508,663)	(533,620)	(75,159)	(2,545,549)	(1,936,780)	(272,790)
Impairment of goodwill, intangible assets and other long-lived assets	(71,813)	(55,441)	(7,809)	(148,057)	(93,417)	(13,158)
Total operating expenses	(3,705,567)	(5,317,163)	(748,907)	(14,613,653)	(16,920,944)	(2,383,265)
Income (loss) from operations	387,391	(173,117)	(24,382)	(832,906)	4,797,070	675,654
Interest income, net	255,314	311,963	43,939	743,484	1,263,332	177,937
Share of results of equity investees	(69)	(18,130)	(2,554)	44,588	9,098	1,281
Impairment loss for equity investments accounted for using equity method	-	(4,187)	(590)	-	(10,369)	(1,460)
Fair value changes in investments, net	(133,728)	4,127	581	(512,225)	78,320	11,031
Impairment loss for equity investments accounted for using Measurement Alternative	(100,004)	(16,605)	(2,339)	(591,876)	(28,800)	(4,056)
Foreign currency exchange gain (loss)	65,331	(174,459)	(24,572)	(127,362)	(93,956)	(13,233)
Other income, net	528,454	832,103	117,199	1,568,587	1,869,300	263,285
Income before income tax expense	1,002,689	761,695	107,282	292,290	7,883,995	1,110,439
Income tax expense	(630,779)	(91,632)	(12,906)	(1,689,574)	(1,994,391)	(280,904)
Net income (loss)	371,910	670,063	94,376	(1,397,284)	5,889,604	829,535

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	5,122	(458)	(65)	11,210	(6,380)	(899)
Net income (loss) attributable to KE Holdings Inc.	377,032	669,605	94,311	(1,386,074)	5,883,224	828,636
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	377,032	669,605	94,311	(1,386,074)	5,883,224	828,636

Net income (loss)	371,910	670,063	94,376	(1,397,284)	5,889,604	829,535
Currency translation adjustments	(479,196)	(138,522)	(19,510)	2,602,071	574,223	80,878
Unrealized gains (losses) on available-for-sale investments, net of reclassification	121,961	133,067	18,742	(375,069)	82,800	11,662
Total comprehensive income	14,675	664,608	93,608	829,718	6,546,627	922,075
Comprehensive loss (income) attributable to non-controlling interests shareholders	5,122	(458)	(65)	11,210	(6,380)	(899)
Comprehensive income attributable to KE Holdings Inc.	19,797	664,150	93,543	840,928	6,540,247	921,176
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	19,797	664,150	93,543	840,928	6,540,247	921,176

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,551,773,024	3,449,700,565	3,449,700,565	3,569,179,079	3,521,379,938	3,521,379,938
—Diluted	3,604,626,158	3,557,221,957	3,557,221,957	3,569,179,079	3,611,653,020	3,611,653,020

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,183,924,341	1,149,900,188	1,149,900,188	1,189,726,360	1,173,793,313	1,173,793,313
—Diluted	1,201,542,053	1,185,740,652	1,185,740,652	1,189,726,360	1,203,884,340	1,203,884,340

Net income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.11	0.19	0.03	(0.39)	1.67	0.24
—Diluted	0.10	0.19	0.03	(0.39)	1.63	0.23

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.32	0.58	0.08	(1.17)	5.01	0.71
—Diluted	0.31	0.56	0.08	(1.17)	4.89	0.69

(1) Includes share-based compensation expenses as follows:
Cost of revenues	91,209	138,967	19,573	356,844	502,523	70,779
Sales and marketing expenses	31,843	51,347	7,232	121,396	180,465	25,418
General and administrative expenses	549,632	580,363	81,742	1,659,755	2,345,895	330,412
Research and development expenses	52,495	47,761	6,727	287,254	186,666	26,291

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	387,391	(173,117)	(24,382)	(832,906)	4,797,070	675,654
Share-based compensation expenses	725,179	818,438	115,274	2,425,249	3,215,549	452,900
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	154,504	155,039	21,837	566,886	613,307	86,382
Impairment of goodwill, intangible assets and other long-lived assets	71,813	55,441	7,809	148,057	93,417	13,158
Adjusted income from operations	1,338,887	855,801	120,538	2,307,286	8,719,343	1,228,094

Net income (loss)	371,910	670,063	94,376	(1,397,284)	5,889,604	829,535
Share-based compensation expenses	725,179	818,438	115,274	2,425,249	3,215,549	452,900
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	154,504	155,039	21,837	566,886	613,307	86,382
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	129,731	546	77	526,926	(26,315)	(3,706)
Impairment of goodwill, intangible assets and other long-lived assets	71,813	55,441	7,809	148,057	93,417	13,158
Impairment of investments	100,004	20,792	2,929	591,876	39,169	5,516
Tax effects on non-GAAP adjustments	(6,560)	(6,561)	(924)	(18,951)	(26,243)	(3,696)
Adjusted net income	1,546,581	1,713,758	241,378	2,842,759	9,798,488	1,380,089

Net income (loss)	371,910	670,063	94,376	(1,397,284)	5,889,604	829,535
Income tax expense	630,779	91,632	12,906	1,689,574	1,994,391	280,904
Share-based compensation expenses	725,179	818,438	115,274	2,425,249	3,215,549	452,900
Amortization of intangible assets	158,624	158,339	22,302	584,460	627,146	88,332
Depreciation of property, plant and equipment	230,999	196,436	27,667	918,261	775,042	109,162
Interest income, net	(255,314)	(311,963)	(43,939)	(743,484)	(1,263,332)	(177,937)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	129,731	546	77	526,926	(26,315)	(3,706)
Impairment of goodwill, intangible assets and other long-lived assets	71,813	55,441	7,809	148,057	93,417	13,158
Impairment of investments	100,004	20,792	2,929	591,876	39,169	5,516
Adjusted EBITDA	2,163,725	1,699,724	239,401	4,743,635	11,344,671	1,597,864

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	377,032	669,605	94,311	(1,386,074)	5,883,224	828,636
Share-based compensation expenses	725,179	818,438	115,274	2,425,249	3,215,549	452,900
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	154,504	155,039	21,837	566,886	613,307	86,382
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	129,731	546	77	526,926	(26,315)	(3,706)
Impairment of goodwill, intangible assets and other long-lived assets	71,813	55,441	7,809	148,057	93,417	13,158
Impairment of investments	100,004	20,792	2,929	591,876	39,169	5,516
Tax effects on non-GAAP adjustments	(6,560)	(6,561)	(924)	(18,951)	(26,243)	(3,696)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(28)	(28)	(4)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,551,696	1,713,293	241,312	2,853,941	9,792,080	1,379,186

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,183,924,341	1,149,900,188	1,149,900,188	1,189,726,360	1,173,793,313	1,173,793,313
—Diluted	1,201,542,053	1,185,740,652	1,185,740,652	1,189,726,360	1,203,884,340	1,203,884,340

Weighted average number of ADS used in calculating adjusted net income (loss) per ADS, basic and diluted
—Basic	1,183,924,341	1,149,900,188	1,149,900,188	1,189,726,360	1,173,793,313	1,173,793,313
—Diluted	1,201,542,053	1,185,740,652	1,185,740,652	1,199,354,087	1,203,884,340	1,203,884,340

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.32	0.58	0.08	(1.17)	5.01	0.71
—Diluted	0.31	0.56	0.08	(1.17)	4.89	0.69

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.99	0.91	0.13	3.57	3.33	0.46
—Diluted	0.98	0.88	0.12	3.55	3.24	0.46

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.31	1.49	0.21	2.40	8.34	1.17
—Diluted	1.29	1.44	0.20	2.38	8.13	1.15

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	2,647,195	1,769,286	249,201	8,460,754	11,157,625	1,571,522
Net cash provided by (used in) investing activities	(984,913)	3,712,203	522,851	(8,472,355)	(3,977,440)	(560,210)
Net cash used in financing activities	(913,499)	(1,477,067)	(208,041)	(1,154,993)	(6,961,591)	(980,519)
Effect of exchange rate change on cash, cash equivalents and restricted cash	41,537	(142,337)	(20,048)	28,644	44,608	6,278
Net increase (decrease) in cash and cash equivalents and restricted cash	790,320	3,862,085	543,963	(1,137,950)	263,202	37,071
Cash, cash equivalents and restricted cash at the beginning of the period	24,803,939	21,995,376	3,097,984	26,732,209	25,594,259	3,604,876
Cash, cash equivalents and restricted cash at the end of the period	25,594,259	25,857,461	3,641,947	25,594,259	25,857,461	3,641,947

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	5,280,757	6,049,963	852,119	24,123,703	27,954,135	3,937,258
Less: Commission and compensation	(3,321,568)	(3,355,714)	(472,642)	(14,510,838)	(14,762,910)	(2,079,312)
Contribution	1,959,189	2,694,249	379,477	9,612,865	13,191,225	1,857,946

New home transaction services
Net revenues	8,281,269	7,574,098	1,066,789	28,650,374	30,575,778	4,306,508
Less: Commission and compensation	(6,112,120)	(5,574,423)	(785,141)	(21,886,020)	(22,455,253)	(3,162,756)
Contribution	2,169,149	1,999,675	281,648	6,764,354	8,120,525	1,143,752

Home renovation and furnishing
Net revenues	2,093,811	3,640,928	512,814	5,046,627	10,850,497	1,528,261
Less: Material costs, commission and compensation	(1,467,237)	(2,628,015)	(370,148)	(3,562,068)	(7,705,325)	(1,085,272)
Contribution	626,574	1,012,913	142,666	1,484,559	3,145,172	442,989

Emerging and other services
Net revenues	1,091,303	2,939,237	413,983	2,848,075	8,396,522	1,182,625
Less: Property leasing costs， commission and compensation	(829,040)	(2,227,040)	(313,672)	(1,956,468)	(6,380,385)	(898,659)
Contribution	262,263	712,197	100,311	891,607	2,016,137	283,966